Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

MINERA ANDES’ TREASURY INCREASES BY $19 MILLION

TORONTO, ONTARIO – February 7, 2011 - Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) announces that it has received proceeds of $19.1 million from the exercise of 15.3 million share purchase warrants (the "Warrants").  The Warrants were issued pursuant to a "bought deal" underwritten financing completed in August 2009 and had an original expiry date of August 19, 2014.  As a result of the Company issuing a notice of accelerated expiry on December 30, 2010, based on Minera Andes’ stock trading above $2.50 Canadian for 20 consecutive days, the expiry date was accelerated to January 31, 2011.  Each Warrant was exercisable to purchase one common share of the Company at a price of $1.25 Canadian per common share.

“We are very pleased that our share price performance has been strong enough to allow us to accelerate the expiry of the Warrants.  With our treasury full and positive cash flow from our San José Mine Joint Venture, we are now well funded to advance our exploration programs and pre-feasibility work.” stated Rob McEwen, Chairman and CEO.

Minera Andes current cash balance is approximately $31 million, compared to $10 million as at September 30, 2010, which will be used primarily to fund our activities at our 100% owned Los Azules project and our 100% owned exploration properties bordering Goldcorp Inc.’s Cerro Negro project in the Santa Cruz Province of Argentina.

This news release is submitted by Perry Y. Ing Chief Financial Officer of Minera Andes Inc.  All figures were stated in US dollars unless otherwise indicated.

About Minera Andes Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Goldcorp Inc.’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Goldcorp Inc.’s Cerro Negro project in Santa Cruz Province.  Rob McEwen, Chairman and CEO, owns 31% of the company.

For further information, please contact: Andrew Elinesky or visit our Web site: www.minandes.com.

Minera Andes Inc.
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Andrew Elinesky Controller 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel: 647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.
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